Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,
(in thousands, except for ratios)	2018	2017

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$5,122	$3,293
Fixed charges (net of interest capitalized)	4,354	4,318
Distribution of earnings from unconsolidated affiliates	—	—
Total Earnings	$9,476	$7,611

Fixed Charges
Interest expense	$3,949	$3,932
Interest capitalized	—	—
Interest component of rent expense	405	386
Total Fixed Charges	$4,354	$4,318

Ratio of Earnings to Fixed Charges	2.18	1.76